EXHIBIT 4.2
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                   NORTH AMERICAN GALVANIZING & COATINGS, INC.

                           DIRECTOR STOCK UNIT PROGRAM

                            (As Amended and Restated)

                                      ss. 1
                           PURPOSE AND EFFECTIVE DATE

     The purpose of this Program is to tie a percentage of each Director's compensation to the long-term value of Stock. This Program was adopted in connection with the adoption of the 2004 Incentive Stock Plan by the NAGALV shareholders July 21, 2004 and was amended by unanimous vote of the Board May 25, 2005. This complete amendment and restatement of the Program reflects additional amendments intended to bring the Program into compliance with Section 409A of the Internal Revenue Code of 1986, as amended. This amended and restated Program is effective as of the date it is approved by the Board.


                                      ss. 2
                                   DEFINITIONS

     2.1. Account for purposes of this Program shall mean the bookkeeping account maintained by the Committee to show for each Director as of any date all Stock Unit Grant credits made for such Director under this Program, the adjustments to such credits and any distributions to such Director.

     2.2. Automatic Deferral Period for purposes of this Program shall mean the period described in ss. 3.4 (b).

     2.3. Beneficiary for purposes of this Program shall mean for each Director the person designated as such by the Director on the form provided for this purpose or, if no such person is so designated or if no such person survives the Director, the Director's estate.

     2.4. Board for purposes of this Program shall mean the Board of Directors of NAGALV.

     2.5. Committee for purposes of this Program shall mean the Committee under the 2004 Incentive Stock Plan.

     2.6. Deferral Period for purposes of this Program shall mean the period described in ss. 3.4(b) and the period described in ss. 3.4(c).

     2.7. Director for purposes of this Program shall mean a member of the Board.

     2.8. Elective Deferral Period for purposes of this Program shall mean the period described in ss. 3.4(c).

     2.9. Inside Director for purposes of this Program shall mean a member of the Board who is an employee of NAGALV.

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     2.10. NAGALV for purposes of this Program shall mean North American
Galvanizing & Coatings, Inc. and any successor to such corporation.

     2.11. Outside Director for purposes of this Program shall mean a member of NAGALV's Board of Directors who is not an employee of NAGALV.

     2.12. Program for purposes of this Program shall mean this North American Galvanizing & Coatings, Inc. Director Stock Unit Program, as amended from time to time.

     2.13. Stock for purposes of this Program shall mean Stock under the 2004 Incentive Stock Plan.

     2.14. Stock Unit Grant for purposes of this Program shall mean a Stock Unit Grant under the 2004 Incentive Stock Plan.

     2.15. 2004 Stock Incentive Plan for purposes of this Program shall mean the North American Galvanizing & Coatings, Inc. 2004 Stock Incentive Plan, as amended from time to time.

     2.16 Section 409A for purposes of this Program shall mean Section 409A of the Internal Revenue Code of 1986, as amended.


                                      ss. 3
                                STOCK UNIT GRANT

     3.1. Outside Directors. Each Outside Director shall be required to defer at least 50% of his or her director fees each calendar year and shall have the right under ss. 3.3 to elect to defer 75% or 100% of such fees each calendar year. The deferrals for each Outside Director will be deducted (if he or she elects less than a 100% deferral) on a pro-rata basis from his or her director fees when such fees are otherwise payable in cash, and the deferrals shall be converted into a Stock Unit Grant at the average of the closing prices for a share of Stock for the 10 trading days before the date the director fees for Outside Directors otherwise would have been payable in cash.

     3.2. Inside Directors. NAGALV automatically shall defer for each Inside Director a dollar amount equal to 50% of the director fees for Outside Directors. Inside Directors shall have the right to elect additional deferrals which will correspond to an Outside Director's right to elect to defer 75% or 100% of such fees each calendar year. Any automatic deferrals by Inside Directors shall be matched by the Committee at the same rate that applies to required deferrals by Outside Directors under Section 3.3, and any additional deferrals by Inside Directors shall be matched by the Committee at the same rate that applies to additional deferrals by Outside Directors under ss. 3.3. Inside Directors wishing to elect any additional deferral shall do so in accordance with the deferral election procedures described in ss. 3.3(d). The deferrals for each Inside Director shall be effected to coincide with the deferrals for Outside Directors, and the deferrals for Inside Directors shall be converted into a Stock Unit Grant at the same time and in accordance with the same procedure followed for Outside Directors.

     3.3. Matching Units and Deferral Elections.

     (a) Fifty Percent. If an Outside Director does not elect to defer more than the required deferral under ss. 3.1, the Committee shall match 25% of his or her deferral in an additional Stock Unit Grant

     (b) Seventy Five Percent. If an Outside Director elects in accordance with ss. 3.3(d)

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          to defer 75% of his or her director fees, the Committee shall match
          50% of his or her deferral in an additional Stock Unit Grant.

     (c) One Hundred Percent. If an Outside Director elects in accordance with ss. 3.3(d) to defer 100% of his or her director fees, the Committee shall match 75% of his or her deferral in an additional Stock Unit Grant.

     (d)  Deferral Election Rules for Outside Directors.

          (1) General Rule. A deferral election under ss. 3.3(b) or ss. 3.3(c) shall be effective for fees for services performed in any calendar year only if the election is delivered to NAGALV before the beginning of the calendar year in which the services are performed, and an election shall be effective only if made on the form provided for this purpose.

          (2) Special Rules. Each Outside Director may make an election under ss. 3.3(b) or ss. 3.3(c) with respect to director fees payable for services performed in the calendar year in which he or she is first elected an Outside Director if such election is delivered to NAGALV before the end of the 30 day period which starts on the date he or she is first elected an Outside Director. An election under this ss. 3.3(d)(2) shall be effective for directors' fees for services rendered starting with the first full month after such election is delivered to NAGALV.

          (3) Irrevocable. An election under this ss. 3.3(d) shall be irrevocable for the calendar year for which the election is made on the last date specified in this Program for making the election.

     (e)  Conversion to a Stock Unit Grant. A Director's match under this ss.
          3.3 will be converted into a Stock Unit Grant at the same time and under the same procedure as his or her deferrals are converted into a Stock Unit Grant.

     3.4. Deferral Periods.

     (a) General. All deferrals under this Program shall be paid in the calendar year immediately following, and within 30 days after the end of, an Automatic Deferral Period or, if a Director so elects in accordance with this ss. 3.4, the end of an additional Elective Deferral Period.

     (b) Automatic Deferral Period. The Automatic Deferral Period for a Director for deferrals effected in any calendar year shall be the five calendar year period starting on the immediately following January 1. There will be separate Automatic Deferral Period for deferrals effected in each calendar year.

     (c) Elective Deferral Period. If a Director delivers an election on the form provided for this purpose to NAGALV at least one full year before the end of any Automatic Deferral Period, the payment of the deferrals subject to such Automatic Deferral Period shall be deferred for an additional five calendar years. Any such election shall be irrevocable when delivered to NAGALV.

     (d)  Special Payment Rules.


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          (1)  Termination. All deferrals (whether subject to an Automatic
               Deferral Period or an Elective Deferral Period) shall be payable as of the date a Director's service as such ends or the date his or her employment with NAGALV ends, whichever comes last. No payment shall be made under this paragraph unless the Director has "separated from service", by death or otherwise, as that term is defined for purposes of Section 409A. If the Director is also a "key employee", as defined for purposes of Section 409A, and if the stock of NAGALV is publicly traded on an established securities market or otherwise at the time of the Director's separation from service, the distribution on account of the Director's separation from service shall be made as soon as is practical six months after the date of the Director's separation from service. If separation from service occurs as a result of the Director's death, however, the distribution shall be made as soon as is practical after the Director's death.

          (2) Unforseeable Emergency. If a Director can demonstrate to a majority of the other members of the Board that he or she has an extreme financial hardship as a result of an unforeseeable emergency and that access to his or her deferrals under this Program is more appropriate under the circumstances than using any of his or her other assets to meet the emergency, the Board (acting by a majority vote with the affected Director not voting) may authorize the payment of all or a portion of his or her deferrals to meet the emergency. The term "unforeseeable emergency" means a severe financial hardship resulting from an illness or accident of the Director, the Director's spouse, or a dependent of the Director, loss of the Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Director. The amounts distributed under this paragraph may not exceed the amount necessary to meet the emergency plus the amount necessary to pay taxes reasonably anticipated to result from the distribution and, in any event, may not exceed the amount allowable under Section 409A.

     (e) Accelerated Payments. In general, a scheduled payment may not be accelerated, but the Committee may permit the following accelerated payments to the extent allowed under Section 1.409A-3 of the regulations under Section 409A:

          (1) Divestiture. Payments necessary to comply with a certificate of divestiture;

          (2) FICA Payments. Payments necessary to pay the FICA Amount, as defined in Section 1.409A-3 of the regulations under Section 409A of the Code and the income tax withholding related to the FICA Amount;

          (3) 409A Tax Payments. Payments of deferred amounts that are currently included in income as a result of a failure to comply with the requirements of Section 409A of the Code.

          (4) Domestic Relations Orders. Payments necessary to comply with domestic relations orders, but this provision is not intended to override or diminish the prohibitions and restrictions on alienation of benefits contained elsewhere in this Program.

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     (f)  Delayed Payments. In general, a scheduled payment may not be delayed, but the payment will be delayed pursuant to Section 1.409A-2(b)(5) of the regulations under Section 409A under the following circumstances:

          (1) Million Dollar Pay Cap. Payments will be delayed if NAGALV's tax deduction for the payment would be limited or eliminated by the application of Section 162(m) of the Code, provided that payment of the deferred amount shall be made at the earliest date when the tax deduction will not be limited or eliminated or, if earlier, in the calendar year in which the Participant separates from service.

          (2) Loan Agreements. Payments will be delayed if the payment would violate a term of a loan agreement or similar contract, and the violation would cause material harm to NAGALV, provided that the payment shall be made as soon as the payment would not result in such a violation or cause such harm.

          (3) Securities Laws. Payments will be delayed if the payment would violate Federal securities law or other applicable law, provided that the payment shall be made as soon as the payment would not result in such a violation.

     3.5. Payment. When any deferrals become payable at the end of a Deferral Period or become payable under ss. 3.4(d), payment shall be made (subject to applicable withholdings) in whole shares of Stock (and cash, in lieu of a fractional share, based on the average of the closing prices for a share of Stock for the 10 trading days before the date as of which payment is made). NAGALV shall make a payment as soon as practicable after a deferral becomes payable.

     3.6. Non-Forfeitable Account and Account Adjustments. A Director's interest in his or her Account shall be non-forfeitable. The number of shares described in a Stock Unit Grant credited to a Director's Account shall be adjusted at the same time and in the same manner as other Stock Unit Grants made under the 2004 Incentive Stock Plan, and such number shall be reduced to reflect any cash payments made or shares of Stock issued to a Director.


                                      ss. 4
                                 ADMINISTRATION

     4.1. Powers. This Program shall be administered by the Committee, and the Committee shall have the absolute and complete authority, duty and power to interpret and construe the provisions of this Program as the Committee deems appropriate, including the final authority to determine a Director's benefits under this Program, and to take any other action in connection with the operation or administration of this Program which the Committee deems fair and appropriate under the circumstances. All interpretations, determinations, regulations and calculations shall be final and binding on all affected persons.

     4.2. Statements. NAGALV shall furnish individual statements of Account balances to each Director in such form and as of such dates as determined by the Committee.

     4.3. Information Reporting. All deferrals under this Program shall be separately reported on a Form 1099 or Form W-2 as required by Section 6041(g)(1) and Section 6051(a)(13) of the

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Internal Revenue Code of 1986, as amended, regardless of whether the related compensation income is includible in gross income for the year.

     4.4. Withholding. Appropriate amounts shall be withheld from the deferred amounts to satisfy the tax withholding requirements of the Internal Revenue Code of 1986, as amended.

                                      ss. 5
                            AMENDMENT AND TERMINATION

     5.1 In General. NAGALV reserves the right to amend or terminate this Program at any time by action of the Board. No amendment or termination shall directly or indirectly reduce the balance of any Account as of the effective date of such amendment or termination. Except as otherwise permitted in this
Section 5 or Section 3.4(e) or as permitted by Section 409A and the regulations or other IRS guidance, no amendment or termination of the Program shall cause the payment of a deferred amount to be accelerated or further deferred in violation of Section 409A.

     5.2. Termination After Change in Control. The Committee may terminate the Program within 30 days preceding or 12 months following a Change of Control as defined under any of the definitions of a Change of Control in Section 409A or the regulations or other IRS guidance issued pursuant to Section 409A. In the event of a termination associated with a Change of Control, Participant accounts in this Program and all similar NAGALV programs shall be distributed in a lump sum within 12 months following the termination.

     5.3 Termination After Corporate Dissolution. The Committee may terminate the Program within 12 months of a corporate dissolution taxed under Section 331 of the Code, or with the approval of a bankruptcy court pursuant to 11 U.S.C.
Section 503(b)(1)(A), provided that the amounts deferred under the Program are distributed to the Program Participants and included in their taxable income within the time limits specified for such terminations in the regulations under
Section 409A.

     5.4. Termination of All Deferral Arrangements. NAGALV may terminate the Program provided that all the following conditions are met: (a) NAGALV terminates all of its deferral arrangements that would be aggregated with this Program pursuant to Section 409A of the Code. (b) No payments of deferred amounts are made within 12 months of the termination other than payments that would otherwise be payable under the Program if the Program had not been terminated. (c) Payments of all remaining Deferred Amounts are made within 24 months of the termination. (d) NAGALV does not adopt any new deferral arrangement that would be aggregated with any terminated arrangement at any time within five years following the date of termination.


                                      ss. 6
                                  MISCELLANEOUS

     6.1. General Assets. All cash distributions to, or on behalf of, a Director under this Program shall be made from NAGALV's general assets and all shares of Common Stock issued shall be issued under the 2004 Stock Incentive Plan, and any claim by a Director or by his or her Beneficiary against NAGALV for any cash distribution or stock issuance under this Program shall be treated the same as a claim of any general and unsecured creditor of NAGALV.

     6.2. No Liability. No Director and no Beneficiary shall have the right to look to, or

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have any claim whatsoever against, any officer, director, employee or agent of
NAGALV in his or her individual capacity for the distribution of any Account.

     6.3. No Assignment; Binding Effect. No Director or Beneficiary shall have the right to alienate, assign, commute or otherwise encumber an Account for any purpose whatsoever, whether through a domestic relations order or otherwise, and any attempt to do so shall be disregarded as completely null and void. The provisions of this Program shall be binding on each Director and Beneficiary and on NAGALV.

     6.4. Construction. This Program shall be construed in accordance with the laws of the State of Delaware except to the extent such laws are preempted by federal law. Headings and subheadings have been added only for convenience of reference and shall have no substantive effect whatsoever. All references to sections (ss.) shall be to sections (ss.) in this Program. All references to the singular shall include the plural and all references to the plural shall include the singular. All definitions in this Program shall apply exclusively to this Program.

     6.5. No Contract of Employment. A Director's participation in this Program shall not constitute a contract of employment by NAGALV or a right to be nominated to serve on, or serve on, the Board.

     6.6. 2004 Incentive Stock Plan. The terms of the 2004 Incentive Stock Plan are incorporated by this ss. 6.6 in the Program, and the Program is subject to the terms of such plan. This Program shall not confer on any Director any rights with respect to a Stock Unit Grant which are superior to his or her rights under the 2004 Incentive Stock Plan with respect to such Stock Unit Grant.

     IN WITNESS WHEREOF, NAGALV has caused its duly authorized officer to execute this Program to evidence its adoption of this Program.



                                                   North American Galvanizing &
                                                   Coatings, Inc.



                                                   By: /s/ Beth B. Hood
                                                       ------------------------
                                                   Date: February 17, 2006














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